EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

($ in millions)

	Year Ended November

	2003		2002		2001		2000		1999

Net earnings	$3,005		$2,114		$2,310		$3,067		$2,708
Add:
Provision for taxes	1,440		1,139		1,386		1,953		(716)
Portion of rents representative of an interest factor	120		120		111		80		51
Interest expense on all indebtedness	7,600		8,868		15,327		16,410		12,018

Earnings, as adjusted	$12,165		$12,241		$19,134		$21,510		$14,061

Fixed charges (1):
Portion of rents representative of an interest factor	$120		$122		$111		$80		$51
Interest expense on all indebtedness	7,613		8,874		15,327		16,410		12,018

Fixed charges	$7,733		$8,996		$15,438		$16,490		$12,069

Ratio of earnings to fixed charges	1.57	x	1.36	x	1.24	x	1.30	x	1.16	x

(1)	Fixed charges includes capitalized interest and the interest factor of capitalized rent.